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Exhibit 99.1

Unaudited Pro Forma Consolidated Financial Information

              As previously disclosed, on October 17, 2013, Pactera Technology International Ltd. ("Pactera" or the "Company") entered into the an Agreement and Plan of Merger (the "Merger Agreement") with BCP (Singapore) VI Cayman Acquisition Co. Ltd. ("Parent") and two of its wholly-owned direct and indirect subsidiaries, BCP (Singapore) VI Cayman Financing Co. Ltd. (the "Financing Co.") and BCP (Singapore) VI Cayman Merger Co. Ltd. ("Merger Sub"), pursuant to which Merger Sub will, subject to certain terms and conditions, merge with and into the Company with the Company being the surviving company (the "Merger"). Following the consummation of the Merger, the Company, as the surviving entity, will be a direct wholly owned subsidiary of the Financing Co. As a result of the Merger, certain funds affiliated with Blackstone and its affiliates and certain rollover shareholders (the "Investor Group"), through the ownership of Parent and its direct and indirect subsidiaries, will beneficially own all of the issued and outstanding capital stock of the Company. Parent, the Financing Co. and Merger Sub are Cayman Islands exempted companies, each formed by affiliates of Blackstone solely for the purposes of completing the Merger and the Transactions (as defined below).

              At the effective time of the Merger, each shareholder of the Company will be entitled to receive the Per Share Merger Consideration, without interest and less any applicable ADS cancellation fees pursuant to the terms of the deposit agreement. Unless otherwise determined by Parent, the Company's options, restricted shares, and restricted share units will be rolled over into a right to receive substituted equity awards of Parent upon completion of the Merger. The aggregate consideration to be paid in connection with the Merger will be approximately $641.6 million.

              The Merger will be financed through: (i) $275.0 million of senior secured secured (the "notes"); (ii) an equity contribution by the Investor Group and (iii) $45.0 million of loans under the Issuer's new Cash Bridge Facility. "Transactions" refer to the Merger, the equity investment by the Investor Group, the entry into our new Senior Secured Credit Facilities, the entry into our new Cash Bridge Facility (defined below) and $45.0 million of estimated borrowings thereunder, and the offering of the notes.

              The Company hereby discloses certain pro forma financial information to prospective investors in connection with the Transactions.

              The following tables set forth unaudited pro forma consolidated financial data for the Transactions as of and for the year ended December 31, 2013. The unaudited pro forma consolidated balance sheet data for the Transactions as of December 31, 2013 and consolidated statement of operations for the year ended December 31, 2013 have been prepared to give effect for the Transactions and as if they had occurred on December 31, 2013 and January 1, 2013, respectively. In November 2012, we completed our merger of equals (the "MOE") with VanceInfo Technologies Inc. ("VanceInfo"). The MOE had taken place prior to our historical consolidated statements of operations and balance sheet as of and for the year ended December 31, 2013. The Issuer is a holding company that has no direct operations or operating assets to date. As a result, financial information of the Issuer is not included in this offering memorandum.

              The unaudited pro forma adjustments are based upon available information and certain estimates and assumptions that we believe are reasonable under the circumstances. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma consolidated statements of operations and balance sheet. The unaudited pro forma consolidated financial information is presented for informational purposes only.

              The unaudited pro forma consolidated financial information does not purport to represent what our financial position or results of operations would have been had the Transactions occurred on the dates indicated and it does not purport to project our financial position or results of operations for any future period. The unaudited pro forma consolidated statement of operations gives effect to adjustments that are: (i) directly attributable to the Transactions; (ii) factually supportable; and (iii) expected to have a continuing impact or are recurring. The unaudited pro forma consolidated balance sheet gives effect to adjustments that are: (i) directly attributable to the Transactions; and (ii) factually supportable.

              The following unaudited pro forma consolidated financial data has been derived by the application of pro forma adjustments to our historical consolidated financial statements included elsewhere in this offering memorandum. The unaudited pro forma consolidated financial data have been prepared to give effect to the Transactions, which includes the accounting for the Merger and the related transactions as a business combination in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Business Combinations Topic, resulting in a new basis of accounting. The pro forma adjustments related to the allocation of the consideration transferred and the financing of the Transactions are preliminary and based on information obtained to date and are subject to revision as additional information becomes available. The total consideration transferred was allocated to our net assets based upon preliminary estimates of fair value. The final allocation of the consideration transferred will be based on a formal valuation analysis to be obtained following the completion of the Transactions and may include an adjustment to the amounts recorded for the value of property, equipment, identifiable intangible assets, goodwill and other pro forma adjustments. The result of the final allocation of the consideration transferred based on this formal valuation could be materially different from the preliminary allocation set forth in this offering memorandum.

              Additionally, the unaudited pro forma consolidated financial information may not reflect the cost of any integration activities nor does it include any other items not expected to have a continuing impact on the consolidated results of operations.

 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2013

(in thousands)	As of December 31, 2013
	Pactera	Pro Forma Adjustments(1)(2)			Pro Forma for the Transactions(3)
	(audited)	(unaudited)			(unaudited)
ASSETS
Current assets:
Cash and Cash Equivalents	148,518	—	(a	)	148,518
Restricted cash	1,067	—			1,067
Term deposits	41,724	—			41,724
Accounts receivable, net	246,450	—			246,450
Assets held for sale	2,589	—			2,589
Deferred tax assets—current	7,786	—			7,786
Other current assets	18,662	2,429	(b	)	21,091

Total current assets	466,796	2,429			469,225
Non-current assets:
Property, plant and equipment, net	95,831	—			95,831
Intangible assets, net	44,612	44,910	(c	)	89,522
Deferred tax assets—non-current	5,364	—			5,364
Goodwill	102,222	37,420	(d	)	139,642
Land use right	24,544	—			24,544
Other long-term assets	5,508	14,571	(b	)	20,079

Total assets	744,877	99,330			844,207
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable—non related party	3,750	—			3,750
Accrued expenses	24,167	—			24,167
Payroll and welfare payable	56,008	—			56,008
Advance from customers	5,546	—			5,546
Contingent acquisition consideration payable—current	23,456	—			23,456
Other current liabilities	34,856	—			34,856
Deferred revenue	385	—			385
Government grant payable	796	—			796
Bank loan due within one year	—	45,000	(e	)	45,000
Income taxes payable	16,373	—			16,373
Other taxes payable	14,462	—			14,462
Deferred tax liabilities—current	352	—			352

Total current liabilities	180,151	45,000			225,151
Non-current liabilities:
Notes offered hereby	—	275,000	(f	)	275,000
Deferred tax liabilities—non-current	9,445	(8,982)	(g	)	463
Unrecognized tax benefits—non-current	969	—			969
Contingent acquisition consideration payable—non-current	4,039	—			4,039

Total liabilities	194,604	311,018			505,622
Equity:
Shareholders' equity	550,273	(211,688)	(h	)	338,585
Total shareholders' equity	550,273	(211,688)			338,585
Total liabilities and shareholders' equity	744,877	99,330			844,207

See Notes to Unaudited Pro Forma Consolidated Financial Statements

 UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

(in thousands)	Pactera Technology International Ltd.	Pro Forma Adjustments			Pro Forma for the Transactions(3)
	(audited)	(unaudited)			(unaudited)
Net revenues	$670,019				$670,019
Cost of revenues	(476,496)	(472)	(i	)	(476,968)
Gross profit	193,523	(472)			193,051
Operating expenses	(182,671)	(6,162)	(i	)	(188,833)

Income from operations	10,852	(6,634)			4,218
Interest income (expense)	2,193	(25,452)	(j	)	(23,259)
Other income (loss)	(308)	—			(308)
Income before provision for income tax	12,737	(32,086)			(19,349)

Income tax (expense)	(4,968)	1,327	(k	)	(3,641)

Income before earnings in equity method investment	7,769	(30,759)			(22,990)
Gain in equity method investment	68	—			68

Net income	7,837	(30,759)			(22,922)
Less: Net income attributable to noncontrolling interest	—	—			—

Income attributable to common shareholders	$7,837	$(30,759)			$(22,922)

 UNAUDITED OTHER FINANCIAL DATA
FOR THE YEAR DECEMBER 31, 2013

(in thousands)	Pro Forma for the Transactions(3)
	(unaudited)
Other Financial Data:
EBITDA(1)	35,222
Adjusted EBITDA(1)	73,170
Pro forma total debt	320,000
Pro forma debt, excluding the Cash Bridge Facility	275,000
Pro forma net debt	129,758
Pro forma cash interest expense(2)	23,024
Ratio of pro forma total debt to Adjusted EBITDA	4.37	x
Ratio of pro forma debt, excluding the Cash Bridge Facility, to Adjusted EBITDA	3.76	x
Ratio of pro forma net debt to Adjusted EBITDA	1.77	x
Ratio of Adjusted EBITDA to pro forma cash interest expense	3.18	x

(1)
Management believes that the evaluation of our ongoing operating results may be enhanced by a presentation of EBITDA and Adjusted EBITDA, which are non-GAAP financial measures. We have included EBITDA and Adjusted EBITDA in this offering memorandum because our management believes it provides investors with additional information to measure our performance and evaluate our ability to service our debt. EBITDA and Adjusted EBITDA are not presentations made in accordance with GAAP, and our computations of EBITDA and Adjusted EBITDA should not be considered to be an alternative to net income, as a measure of operating performance or cash flow or as a measure of liquidity. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. The following table sets forth a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA for the periods presented:

Pro Forma for the Transactions
For the Year Ended December 31, 2013
(unaudited)
Net income	(22,922)
Income tax expense	3,641
Interest income, interest expense and change in fair value of foreign currency forward contract	23,256
Amortization (of intangible assets and land use right)	17,577
Depreciation	13,670

EBITDA	35,222
MOE-related transaction and integration costs(a)	3,823
Privatization-related expenses(b)	7,359
Share-based compensation	22,858
Impairment of assets held for sale(c)	266
Change in fair value of contingent consideration(d)	(1,164)
Payment of success fee related to business acquisition(e)	—
Gain on disposal of variable interest entity(f)	(305)
Compensation expenses related to acquisition(g)	323
Follow-on offering expenses(h)	—
Loss on disposals of property, plant and equipment(i)	4,788

Adjusted EBITDA	$73,170

  (a)
  Reflects MOE-related expenses, which include corporate rebranding, professional fees, severance costs and facilities and system integration expenses.

  (b)
  Reflects costs and expenses incurred in relation to the privatization process leading up to the Merger, including various third party and legal fees.

  (c)
  Reflects impairment of assets held for sale that were calculated based on the difference between expected selling price and carrying value of the assets.

  (d)
  Reflects agreements to pay certain performance-based cash consideration in connection with various acquisitions including, primarily, NouvEON Technology Partners, Inc. ("NouvEON"), Echo Lane, Beans Group Pte. Ltd., Beijing Horizon Information & Technology Co., Ltd., Beijing GloryCube Technology Co., Ltd., Bearing Point Holdings Pty. Limited ("Bearing Point") and Beijing Pactera Jinxin Software Limited, TP Corporation Limited, VanceInfo Financial Service, Beijing Viatt Information Technology Co. Ltd., Lifewood Data Technology Limited and Lifewood Technology Limited, and VanceInfo Technologies Australia Pty., which were measured and recorded at estimated fair value at each acquisition date. Subsequently such fair values were re-measured in each reporting period until settlement.

  (e)
  Reflects amount paid for investment banking fees in connection with the acquisition of NouvEON.

  (f)
  Reflects gain incurred in connection with the dissolution of a dormant legacy variable interest entity.

  (g)
  Reflects compensation expenses paid to former shareholders of Bearing Point in connection with the acquisition of Bearing Point, which were re-characterized and capitalized over a three year period.

  (h)
  Reflects expenses incurred in connection with the follow-on offering in 2010 to Pactera's initial public offering.

  (i)
  Reflects loss incurred as a result of asset disposal.

(2)
For the year ended December 31, 2013, after giving effect to the Transactions and calculated on assumed interest rates applicable to our new debt, we estimate that our cash interest expense of $23.0 million, which, for the avoidance of doubt, does not include non-cash item for amortization of deferred financing cost in connection with the senior secured notes offering. A 0.125% increase in such assumed interest rates on our new debt resulting from the Transactions would have increased our pro forma cash interest expense for the year ended December 31, 2013 by approximately $0.4 million.

See Notes to Unaudited Pro Forma Consolidated Financial Statements

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(1) The unaudited pro forma consolidated balance sheet data for the Transactions as of December 31, 2013 and pro forma consolidated statement of operations for the Transactions for the year ended December 31, 2013 have been prepared to give effect for the Transactions and as if they had occurred on December 31, 2013 and January 1, 2013, respectively. The unaudited pro forma consolidated statement of operations and these notes hereto include pro forma adjustments related to the Transactions and based on the following assumptions: (1) the fair value of property, plants and equipment and land use right acquired in connection with Transactions is estimated to be the carrying value as of December 31, 2013; (2) the fair value of identifiable net assets acquired in connection with Transactions is derived from assigning a portion of the consideration transferred with reference to the proportion of fair value of acquired intangible assets of VanceInfo relative to the total consideration for the MOE on November 9, 2012; and (3) the other assets and liabilities acquired in connection with the Transactions approximate to their carrying values. These assumptions are preliminary and will be revised as of the closing date of the Transactions, as additional information becomes available and as valuation work is performed. The final purchase price allocations will be based on estimated fair value of the assets acquired and the liabilities assumed as of the closing date of the Transactions. For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed in determining the final purchase price allocations, the Issuer will apply the accounting guidance under generally accepted accounting principles in the U.S. for fair value measurements. Fair value is defined as the price that would be received upon sales of an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The final fair value measurements will utilize estimates based on key assumptions in connection with the Transactions, including historical and current market data. The final purchase price allocation will be determined after the completion of the Transactions, and the final allocations may differ materially from those presented in the unaudited pro forma consolidated statement of operations and these notes.

              The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated balance sheet of the combined company would have been had the Transaction occurred on the dates assumed, nor are they necessarily indicative of the combined company's future consolidated results of operations or consolidated balance sheet. The Statements are based upon currently available information and estimates and assumptions that management believe are reasonable as of the date of this report, may not reflect the additional costs of any activities or benefits that may result from the Transaction. Any of the factors underlying these estimates and assumptions may change or prove to be materially different, and the estimates and assumptions may not be representative of facts existing at the closing date of the Transaction.

(2) The unaudited pro forma consolidated balance sheet data has been adjusted to reflect the preliminary allocation of the purchase price to identifiable net assets acquired and the excess purchase price to goodwill.

              The purchase price allocation included within these unaudited pro forma consolidated financial statements is based upon a total dollar value of the consideration of approximately $641.6 million in connection with Transactions. To calculate the consideration amount, we have multiplied the estimated expected number of shares, ADSs, rollover shares and other equity interests, by $7.30 per share, to be received by such holders in the Transactions.

              The following table estimates the sources and uses of funds for the Transactions assuming the closing occurred as of December 31, 2013. Actual amounts at closing may differ:

(in thousands)
Sources of Funds
New Senior Secured Credit Facilities(1)	—
New Cash Bridge Facility(2)	$45,000
Senior secured notes(3)	275,000
Equity investment(4)	338,585

Sources of Funds	$658,585

Uses of Funds
Purchase of equity(5)	$641,585
Transaction fees and expenses(6)	17,000

Uses of Funds	$658,585

(1)
Represents our new $30.0 million equivalent Offshore Revolver and $20.0 million equivalent Onshore Revolver, which we expect to be undrawn at the closing of the Transactions.

(2)
Represents borrowings under our new Cash Bridge Facility, which will provide loans of up to $45.0 million. Proceeds of the loans available under the Cash Bridge Facility are expected to be used to finance a portion of the Transactions and related fees and expenses. The principal amount outstanding under the Cash Bridge Facility is expected to be due and payable in full on the date that is three months after the closing date.

(3)
Represents the principal amount of senior secured notes.

(4)
Represents a total equity investment from Parent of $338.6 million, which in turn is expect to receive an equity investment of $364.6 million, with the $26.0 million balance being used at the Parent level to pay advisory fees and other expenses in relation to the Transactions.

(5)
Represents payments to the Company's existing shareholders with respect to existing shares, ADSs, rollover shares and other equity investments.

(6)
Represents estimated financing and financing related fees of $17.0 million to be paid in connection with the Transactions. Amounts exclude an estimated $26.0 million advisory and other transaction expenses paid by Parent, financed by $26.0 million of cash equity from Blackstone.

              The Company estimated the value of identifiable net assets acquired in connection with transaction based on below assumptions: (1) the fair value of property, plants and equipment and land use right acquired in connection with transaction is estimated to be the carrying value as of December 31, 2013; (2) the fair value of identifiable net assets acquired in connection with transaction is derived from assigning a portion of the consideration transferred with reference to the proportion of fair value of acquired intangible assets of VanceInfo relative to the total consideration for the MOE on November 9, 2012; and (3) the other assets and liabilities acquired in connection with the Transaction approximate to their carrying values.

              The table below presents a preliminary allocation of the estimated total consideration to the Pactera's tangible and intangible assets and liabilities based on management's preliminary estimate of their respective values as of December 31, 2013:

Total
Current assets	$466,796
Intangible assets	89,522
Goodwill	139,642
Other non-current assets	131,247

Total assets	827,207

Current liabilities	180,151
Other non-current liabilities	5,471
Total liabilities	185,622

Total consideration allocated	$641,585

              The pro forma adjustments to the the Company's identifiable intangible assets reflect a preliminary value of the intangible assets as of December 31, 2013. These intangible assets include the Pactera's trade name, certain other trade names, software technologies, customer relationships, contract backlog, non-compete agreements and other items.

              Upon completion of the fair value assessment after the Transaction, Pactera anticipates that the ultimate purchase price allocation will differ from the preliminary assessment outlined above, and could differ materially. Any changes to the initial estimates of the fair value of the assets and liabilities will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.

(3) The final purchase price allocation may result in different allocations for tangible and intangible assets than presented in the Statements and these notes, and those differences may be material.

(a)
Cash and Cash Equivalents

              Adjustments of Cash and Cash Equivalents as of December 31, 2013:

Equity investment(1)	$338,585
New Cash Bridge Facility(2)	45,000
Senior secured notes(3)	275,000
Purchase of equity(3)	(641,585)
Transaction fees and expenses(4)(5)	(17,000)
Total	$—

(1)
Represents a total equity investment from Parent of $338.6 million, which in turn is expect to receive an equity investment of $364.6 million, with the $26.0 million balance being used at the Parent level to pay advisory fees and other expenses in relation to the Transactions.

(2)
Represents borrowings under our new Cash Bridge Facility, which will provide loans of up to $45.0 million. Proceeds of the loans available under the Cash Bridge Facility are expected to be used to finance a portion of the Transactions and related fees and expenses. The principal amount outstanding under the Cash Bridge Facility is expected to be due and payable in full on the date that is three months after the closing date.

(3)
Represents the principal amount of the senior secured notes.

(4)
Represents payments to the Company's existing shareholders with respect to existing shares, ADSs, rollover shares and other equity investments.

(5)
Represents estimated financing and financing related fees of $17.0 million to be paid in connection with the Transactions. Amounts exclude an estimated $26.0 million advisory and other transaction expenses paid by Parent, financed by $26.0 million of cash equity from Blackstone.
(b)
Reflects adjustments of the deferred financing costs that are capitalized as short-term and long-term assets based on the period of the notes.

(c)
Reflects an adjustment of approximately $44.9 million based on the preliminary assumption of the value of the Company's identifiable intangible assets, which include the Pactera trade name, certain other trade names, software technologies, customer relationships, contract backlog, non-compete agreements and other items. The estimated useful lives of such intangible assets range from two to five years.

(d)
Reflects the residual goodwill created from the Merger.

(e)
Reflects the adjustment to record the Cash Bridge Facility of $45.0 million.

(f)
Reflects $275.0 million of the senior secured notes.

(g)
Reflects the estimated adjustment to record the deferred tax liability for the incremental preliminary estimate of value adjustments of the the Company intangible assets included as pro forma adjustments in the unaudited consolidated pro forma balance sheet. Deferred income tax liability arising from the preliminary estimate of fair value of the Company's identifiable intangible assets has been calculated based on a preliminary estimate of the post-Merger effective tax rate of 20% for the combined company, multiplied by the preliminary estimate of value adjustments recorded to the assets acquired and liabilities assumed (excluding estimated goodwill). This rate does not take into account any historical or possible future tax events that may impact the combined company

(h)
Represents the $338.6 million equity contribution made by Parent, which in turn is expected to receive an equity investment of $364.6 million from the Investor Group. Parent will use the remaining $26.0 million to pay at estimated advisory and other expenses related to the Transactions. The amount of the cash equity contribution from Blackstone needed to finance the Merger will be reduced by the value of the rollover equity contributed by any rollover shareholders, to the extent it exceeds $73.7 million.

(i)
Reflects adjustments of amortization expense for newly identified intangible assets with definite life for the year ended December 31, 2013. The newly identified intangible assets with definite life include contract backlog with estimated economic lives of 2 years, trade name with estimated economic lives 2~7 years, software technology with estimated economic lives of 4~5 years, customer relationships with estimated economic lives of 4~6 years and non-complete agreements with estimated useful lives of 1~4 years. Our amortization expenses on cost of revenues and operating expenses for newly identified intangible assets would be increased by $0.5 million and $1.9 million, respectively, if the estimated lives of each of our newly identified intangible assets were shortened by one year.

(j)
For the year ended December 31, 2013, after giving effect to the Transactions and calculated based on assumed interest rates applicable to our new debt, we estimate that our cash interest expense would have been approximately $23.0 million including adjustments of the pro forma estimated interest expenses of new Cash Bridge Facility and the senior secured notes and the amortization of deferred financing cost in connection with the senior secured notes offering for the year ended December 31, 2013. A 0.125% increase in such assumed interest rates on our new debt resulting from the Transactions would have increased our pro forma cash interest expense for the year ended December 31, 2013 by approximately $0.4 million.

(k)
Reflects an increase in income tax expense due to amortization of deferred tax liability of $1,327.

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  Exhibit 99.1
Unaudited Pro Forma Consolidated Financial Information
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2013
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2013
UNAUDITED OTHER FINANCIAL DATA FOR THE YEAR DECEMBER 31, 2013
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS